SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Phio Pharmaceuticals Corp.

(Name of Issuer)

Common shares, $0.0001 par value per share

(Title of Class of Securities)

74979C808

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 74979C808	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Anson Funds Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 521,576
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 521,576

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,576
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8% **
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 74979C808	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Anson Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 521,576
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 521,576

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,576
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8% **
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 74979C808	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce R. Winson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 521,576
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 521,576

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,576
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 74979C808	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Anson Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 521,576
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 521,576

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,576
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8% **
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 74979C808	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Amin Nathoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 521,576
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 521,576

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,576
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8% **
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 74979C808	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 521,576
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 521,576

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,576
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8% **
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

This Amendment No. 1 (this “Amendment”) to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Anson Funds Management LP (d/b/a Anson Group), a Texas limited partnership, Anson Management GP LLC, a Texas limited liability company, Mr. Bruce R. Winson, the principal of Anson Funds Management LP and Anson Management GP LLC, Anson Advisors Inc. (d/b/a Anson Funds), an Ontario, Canada corporation, Mr. Amin Nathoo, a director of Anson Advisors Inc., and Mr. Moez Kassam, a director of Anson Advisors Inc., relating to Common shares, $0.0001 par value per share (the “Common Stock”), of Phio Pharmaceuticals Corp. (f/k/a RXi Pharmaceuticals Corporation), a Delaware corporation (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by a private fund to which Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors (the “Fund”). Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors to the Fund and may direct the vote and disposition of the 521,576 shares of Common Stock held by the Fund. As the general partner of Anson Funds Management LP, Anson Management GP LLC may direct the vote and disposition of the 521,576 shares of Common Stock held by the Fund. As the principal of Anson Fund Management LP and Anson Management GP LLC, Mr. Winson may direct the vote and disposition of the 521,576 shares of Common Stock held by the Fund. As directors of Anson Advisors Inc., Mr. Nathoo and Mr. Kassam may each direct the vote and disposition of the 521,576 shares of Common Stock held by the Fund.

This Amendment amends and restates the Schedule 13G as set forth below.

Item 1(a)	Name of Issuer.

Phio Pharmaceuticals Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

257 Simarano Drive, Suite 101

Marlborough, MA 01752

Item 2(a)	Name of Person Filing.

Anson Funds Management LP, Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For Anson Funds Management LP, Anson Management GP LLC and Mr. Winson:

5950 Berkshire Lane, Suite 210

Dallas, Texas 75225

For Anson Advisors Inc., Mr. Nathoo and Mr. Kassam:

155 University Ave, Suite 207

Toronto, ON M5H 3B7

Item 2(c)	Citizenship or Place of Organization.

Anson Funds Management LP is a limited partnership organized under the laws of the State of Texas. Anson Management GP LLC is a limited liability company organized under the laws of the State of Texas. Mr. Winson is a United States citizen. Anson Advisors Inc. is a corporation organized under the laws of Ontario, Canada. Mr. Nathoo and Mr. Kassam are each Canadian citizens.

Item 2(d)	Title of Class of Securities.

Common shares, $0.0001 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

74979C808

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)

Anson Funds Management LP, Anson Management GP LLC, Mr. Winson, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam are the beneficial owners of 521,576 shares of Common Stock held by the Fund. This amount consists of 521,576 shares of Common Stock receivable by the Fund upon exercise of 521,576 presently held warrants.

(b)

Anson Funds Management LP, Anson Management GP LLC, Mr. Winson, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam are the beneficial owners of 2.8% of the outstanding shares of Common Stock. This percentage is determined by dividing 521,576 by the sum of (i) 18,164,356, the number of shares of Common Stock issued and outstanding as of November 5, 2018, as reported in the Issuer’s Form 10-Q filed on November 14, 2018 and (ii) 521,576, the number of shares of Common Stock receivable by the Fund upon exercise of presently held warrants.

(c)

Anson Funds Management LP and Anson Advisors Inc., as the co-investment advisors to the Fund, may direct the vote and disposition the 521,576 shares of Common Stock held by the Fund. Anson Management GP LLC, as the general partner of Anson Funds Management LP, may direct the vote and disposition the 521,576 shares of Common Stock held by the Fund. As the principal of Anson Funds Management LP and Anson Management GP LLC, Mr. Winson may direct the vote and disposition of the 521,576 shares of Common Stock held by the Fund. Mr. Nathoo and Mr. Kassam, each as a director of Anson Advisors Inc., may direct the vote and disposition the 521,576 shares of Common Stock held by the Fund.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

For Anson Funds Management LP, Anson Management GP LLC and Mr. Winson:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

For the Anson Advisors Inc., Mr. Nathoo and Mr. Kassam:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

ANSON FUNDS MANAGEMENT LP

By: Anson Management GP LLC, its general partner

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

ANSON MANAGEMENT GP LLC

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

/s/ Bruce R. Winson
Bruce R. Winson

ANSON ADVISORS INC.

By:	/s/ Amin Nathoo
Amin Nathoo
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

/s/ Amin Nathoo
Amin Nathoo

/s/ Moez Kassam
Moez Kassam